EXHIBIT 99.1

Disposal of com hem Completed by TeliaSonera

STOCKHOLM, Sweden, June 5, 2003 (PRIMEZONE) -- TeliaSonera (Nasdaq:TLSN) (LSE:TLSNq) (Other OTC:SNEAF) (Other OTC:SNRAF) today, the Swedish Competition Authority has approved the disposal of com hem AB to EQT Northern Europe. The European Commission has previously approved the disposal. Following the approval of both the European Commission and the Swedish Competition Authority, TeliaSonera has now completed the disposal of com hem AB.

For further information journalists can contact: TeliaSonera's Press Office, telephone +46-8-713 58 30

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The following files are available for download:

http://www.waymaker.net/bitonline/2003/06/05/20030605BIT00680/wkr0001.doc

http://www.waymaker.net/bitonline/2003/06/05/20030605BIT00680/wkr0002.pdf